PRESS RELEASE

CN Announces Fourth Quarter and Year-End Results
Railroad Running Well, Targeting ~10% EPS Growth in 2024

MONTREAL, January 23, 2024 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the fourth quarter and year ended December 31, 2023. For the fourth quarter, the Company delivered diluted earnings per share (EPS) of C$3.29, an increase of 57% and adjusted diluted EPS of C$2.02, a decrease of 4%. (1) Operating ratio for the fourth quarter increased by 1.4-points to 59.3%. For 2023, the Company reported diluted EPS growth of 15%, while adjusted diluted EPS decreased by 2%. (1) Operating ratio for 2023 increased by 0.8-points, or 0.9-points on an adjusted basis. (1)
“Through 2023, our team of dedicated railroaders leveraged our scheduled operating model to deliver exceptional service for our customers and remained resilient in the face of numerous external challenges. Looking forward, we are optimistic as CN specific growth initiatives are producing volumes. While economic uncertainty persists, we have the momentum to deliver sustainable profitable growth in 2024.”
–Tracy Robinson, President and Chief Executive Officer, CN

Financial results highlights
Fourth-quarter 2023 compared to fourth-quarter 2022
•Revenues of C$4,471 million, a decrease of C$71 million or 2%.
•Operating income of C$1,818 million, a decrease of C$94 million, or 5%.
•Operating ratio, defined as operating expenses as a percentage of revenues, of 59.3%, an increase of 1.4-points.
•Net income of C$2,130 million, an increase of C$710 million, or 50% and adjusted net income of C$1,305 million, a decrease of C$115 million, or 8%. (1)
•Diluted EPS of C$3.29, an increase of 57% and adjusted diluted EPS of C$2.02, a decrease of 4%. (1)
Full-year 2023 compared to full-year 2022
•Revenues of C$16,828 million, a decrease of C$279 million or 2%.
•Operating income of C$6,597 million, a decrease of C$243 million, or 4%.
•Operating ratio of 60.8%, an increase of 0.8 points, or an increase of 0.9- points on an adjusted basis. (1)
•Net income of C$5,625 million, an increase of C$507 million, or 10% and adjusted net income of C$4,800 million, a decrease of C$334 million, or 7%. (1)
•Diluted EPS of C$8.53, an increase of 15% and adjusted diluted EPS of C$7.28, a decrease of 2%. (1)
•The Company generated free cash flow of C$3,887 million, a 9% decrease. (1)
•Return on invested capital (ROIC) of 16.8%, an increase of 1.0-point and adjusted ROIC of 14.5%, a decrease of 1.4-points. (1)

Operating performance
Fourth-quarter 2023 compared to fourth-quarter 2022
Operating performance improved across most measures in the fourth quarter of 2023 when compared to the same period in 2022.
•Injury frequency rate at a record low of 0.79 (per 200,000 person hours), an improvement of 14%. (3)
•Accident rate of 1.51 (per million train miles), an improvement of 29%. (3)
•Fuel efficiency of 0.874 (US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs)), an improvement of 1%.
•Through dwell of 6.9 (entire railroad, hours), an improvement of 4%.
•Car velocity of 215 (car miles per day), an improvement of 4%.
•Through network train speed (mph) of 19.6 remained flat.
•Train length of 7,951 (in feet), an increase of 1%.
•Revenue ton miles (RTMs) of 61,136 (millions), an increase of 2%.
CN | 2023 – Fourth Quarter 1

PRESS RELEASE

Full-year 2023 compared to full-year 2022
The Company’s continued focus on scheduled railroading in 2023, helped by more favorable winter operating conditions partly offset by operational disruptions related to Canadian wildfires and the Canadian West Coast dock workers strike, resulted in improvements in car velocity, train speed and through dwell when compared to 2022.
•Injury frequency rate at a record low of 0.96 (per 200,000 person hours), an improvement of 13%. (3)
•Accident rate of 1.74 (per million train miles), an improvement of 17%. (3)
•Through dwell of 7.0 (entire railroad, hours), an improvement of 8%.
•Car velocity of 213 (car miles per day), an improvement of 9%.
•Through network train speed of 19.8 (mph), an improvement of 5%.
•Fuel efficiency of 0.874 (US gallons of locomotive fuel consumed per 1,000 GTMs), less efficient by 1%.
•Train length of 7,891 (in feet), a decrease of 3%.
•Revenue ton miles (RTMs) of 232,614 (millions), a decrease of 1%.

2024 outlook and shareholder distributions (2)
In 2024, CN expects to deliver diluted adjusted EPS growth of approximately 10% and expects to invest approximately C$3.5 billion in its capital program, net of amounts reimbursed by customers. The Company also expects return on invested capital (ROIC) to be within the targeted range of 15%-17%.

CN reiterates its longer-term financial perspective and continues to target compounded annual diluted EPS growth in the range of 10%-15% over the 2024-2026 period driven by growing volumes more than the economy, pricing above rail inflation and incrementally improving efficiency, all of which assumes a supportive economy.(2)

The Company’s Board of Directors approved a 7% increase to CN’s 2024 quarterly cash dividend, effective for the first quarter of 2024. This is the 28th consecutive year of dividend increases, demonstrating our confidence in the long-term financial health of the Company. In addition, the Company’s Board of Directors also approved a new Normal course issuer bid (NCIB) that permits CN to purchase, for cancellation, over a 12-month period up to 32 million common shares, starting on February 1, 2024, and ending no later than January 31, 2025.

Fourth-quarter 2023 revenues, traffic volumes and expenses
Revenues for the quarter decreased by 2% to C$4,471 million, when compared to the same period in 2022. The decrease was mainly due to lower shipments of intermodal and grain as well as lower container storage fees and lower fuel surcharge revenues as a result of lower fuel prices; partly offset by freight rate increases and higher shipments of potash, natural gas liquids and refined petroleum products.

Operating expenses for the quarter increased by 1% to C$2,653 million, when compared to the same period in 2022. The increase was mainly due to higher Labor and fringe benefits expense mainly driven by general wage increases and higher average headcount and higher personal injury and legal claim provisions; partly offset by lower fuel prices.

Full-year 2023 revenues, traffic volumes and expenses
Revenues for 2023 decreased by 2% to C$16,828 million, when compared to 2022. The decrease in revenues was mainly attributable to lower shipments of intermodal, crude oil, U.S. grain and forest products as well as lower container storage fees and lower fuel surcharge revenues as a result of lower fuel prices; partly offset by freight rate increases, higher Canadian grain export shipments and higher shipments of potash and the positive translation impact of a weaker Canadian dollar.

Operating expenses were C$10,231 million. Operating expenses remained flat mainly due to lower fuel prices; offset by the negative translation impact of a weaker Canadian dollar and higher labor and fringe benefits expense mainly driven by general wage increases and higher average headcount.

2 CN | 2023 – Fourth Quarter

PRESS RELEASE

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, including adjusted net income, adjusted diluted earnings per share (EPS), adjusted operating income and adjusted operating ratio (referred to as adjusted performance measures), free cash flow, return on invested capital (ROIC) and adjusted ROIC. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted diluted EPS outlook and full-year adjusted ROIC outlook (2) exclude certain adjustments, which are expected to be comparable to adjustments made in prior years. However, management cannot individually quantify on a forward-looking basis the impact of these adjustments on its adjusted diluted EPS or its adjusted ROIC because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook or its adjusted ROIC outlook.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes", "expects", "anticipates", "assumes", "outlook", "plans", "targets" or other similar words.

2024 key assumptions
CN has made a number of economic and market assumptions in preparing its 2024 outlook. The Company assumes slightly positive North American industrial production in 2024. For the 2023/2024 crop year, the grain crop in Canada was below its three-year average (also below when excluding the significantly lower 2021/2022 crop year) and the U.S. grain crop was above its three-year average. The Company assumes that the 2024/2025 grain crop in Canada will be in line with its three-year average (excluding the significantly lower 2021/2022 crop year) and the U.S. grain crop will also be in line with its three-year average. CN assumes RTM growth in mid-single digit range. CN assumes continued pricing above rail inflation upon contract renewals. CN also assumes that in 2024, the value of the Canadian dollar in U.S. currency will be approximately $0.75, and assumes that in 2024 the average price of crude oil (West Texas Intermediate) will be approximately in the US$70 - US$80 range per barrel.

2024-2026 key assumptions
CN has made a number of economic and market assumptions in preparing its three-year financial perspective. CN assumes North American industrial production growth of at least two percent CAGR for 2024-2026. CN assumes continued pricing above rail inflation. CN assumes that the value of the Canadian dollar in U.S. currency will be approximately $0.75 and that the average price of crude oil (West Texas Intermediate) will be approximately US$80 per barrel during this period.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this news release.

(3) Based on Federal Railroad Administration (FRA) reporting criteria.

CN | 2023 – Fourth Quarter 3

PRESS RELEASE

This earnings news release is available on the Company's website at www.cn.ca/financial-results and on SEDAR+ at www.sedarplus.ca as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. CN's network connects Canada’s Eastern and Western coasts with the U.S. South through an 18,800 mile rail network. CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:
Media	Investment Community
Jonathan Abecassis	Stacy Alderson
Director	Assistant Vice-President
Public Affairs and Media Relations	Investor Relations
(438) 455-3692	(514) 399-0052
media@cn.ca	investor.relations@cn.ca

4 CN | 2023 – Fourth Quarter

SELECTED RAILROAD STATISTICS – UNAUDITED

	Three months ended December 31		Year ended December 31
	2023	2022	2023	2022
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	4,471	4,542	16,828	17,107
Freight revenues ($ millions)	4,303	4,400	16,236	16,569
Operating income ($ millions)	1,818	1,912	6,597	6,840
Adjusted operating income ($ millions) (2)(3)	1,818	1,912	6,597	6,862
Net income ($ millions)	2,130	1,420	5,625	5,118
Adjusted net income ($ millions) (2)(3)	1,305	1,420	4,800	5,134
Diluted earnings per share ($)	3.29	2.10	8.53	7.44
Adjusted diluted earnings per share ($) (2)(3)	2.02	2.10	7.28	7.46
Free cash flow ($ millions) (2)(4)	1,613	1,335	3,887	4,259
Gross property additions ($ millions)	947	927	3,217	2,757
Share repurchases ($ millions)	1,113	1,065	4,551	4,709
Dividends per share ($)	0.7900	0.7325	3.1600	2.9300
Financial ratio
Operating ratio (%) (5)	59.3	57.9	60.8	60.0
Adjusted operating ratio (%) (2)(3)	59.3	57.9	60.8	59.9
Operational measures (6)
Statistical operating data
Gross ton miles (GTMs) (millions)	118,687	116,317	452,043	463,710
Revenue ton miles (RTMs) (millions)	61,136	60,143	232,614	235,788
Carloads (thousands)	1,388	1,408	5,436	5,697
Route miles (includes Canada and the U.S., end of year)	18,800	18,600	18,800	18,600
Employees (end of period)	24,987	23,971	24,987	23,971
Employees (average for the period)	25,102	23,998	24,920	23,396
Key operating measures
Freight revenue per RTM (cents)	7.04	7.32	6.98	7.03
Freight revenue per carload ($)	3,100	3,125	2,987	2,908
GTMs per average number of employees (thousands)	4,728	4,847	18,140	19,820
Operating expenses per GTM (cents)	2.24	2.26	2.26	2.21
Labor and fringe benefits expense per GTM (cents)	0.69	0.63	0.70	0.63
Diesel fuel consumed (US gallons in millions)	103.7	103.0	395.2	402.2
Average fuel price ($ per US gallon)	4.76	5.73	4.62	5.42
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.874	0.886	0.874	0.867
Train weight (tons)	9,299	9,148	9,186	9,324
Train length (feet)	7,951	7,870	7,891	8,160
Car velocity (car miles per day)	215	207	213	196
Through dwell (entire railroad, hours)	6.9	7.2	7.0	7.6
Through network train speed (miles per hour)	19.6	19.6	19.8	18.9
Locomotive utilization (trailing GTMs per total horsepower)	193	196	191	197
Safety indicators (7)
Injury frequency rate (per 200,000 person hours)	0.79	0.92	0.96	1.10
Accident rate (per million train miles)	1.51	2.12	1.74	2.10
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(3)See the supplementary schedule entitled Non-GAAP Measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(4)See the supplementary schedule entitled Non-GAAP Measures – Free cash flow for an explanation of this non-GAAP measure.
(5)Operating ratio is defined as operating expenses as a percentage of revenues.
(6)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, revenue ton miles, freight revenue per RTM, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(7)Based on Federal Railroad Administration (FRA) reporting criteria.
CN | 2023 – Fourth Quarter 5

SUPPLEMENTARY INFORMATION – UNAUDITED

	Three months ended December 31				Year ended December 31
	2023	2022	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)	2023	2022	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)
Revenues ($ millions) (2)
Petroleum and chemicals	861	794	8%	8%	3,195	3,229	(1%)	(3%)
Metals and minerals	507	500	1%	1%	2,048	1,911	7%	4%
Forest products	486	517	(6%)	(6%)	1,943	2,006	(3%)	(6%)
Coal	249	235	6%	6%	1,017	937	9%	7%
Grain and fertilizers	994	954	4%	4%	3,265	2,783	17%	15%
Intermodal	948	1,184	(20%)	(20%)	3,823	4,906	(22%)	(23%)
Automotive	258	216	19%	19%	945	797	19%	15%
Total freight revenues	4,303	4,400	(2%)	(2%)	16,236	16,569	(2%)	(4%)
Other revenues	168	142	18%	18%	592	538	10%	8%
Total revenues	4,471	4,542	(2%)	(2%)	16,828	17,107	(2%)	(4%)
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	11,931	10,669	12%	12%	43,846	46,273	(5%)	(5%)
Metals and minerals	6,986	6,753	3%	3%	28,444	27,606	3%	3%
Forest products	5,612	5,937	(5%)	(5%)	23,141	25,020	(8%)	(8%)
Coal	5,448	5,415	1%	1%	22,682	22,679	—%	—%
Grain and fertilizers	18,341	17,611	4%	4%	63,479	55,359	15%	15%
Intermodal	11,968	13,063	(8%)	(8%)	47,886	56,029	(15%)	(15%)
Automotive	850	695	22%	22%	3,136	2,822	11%	11%
Total RTMs	61,136	60,143	2%	2%	232,614	235,788	(1%)	(1%)
Freight revenue / RTM (cents) (2)(3)
Petroleum and chemicals	7.22	7.44	(3%)	(3%)	7.29	6.98	4%	2%
Metals and minerals	7.26	7.40	(2%)	(2%)	7.20	6.92	4%	1%
Forest products	8.66	8.71	(1%)	(1%)	8.40	8.02	5%	2%
Coal	4.57	4.34	5%	5%	4.48	4.13	8%	7%
Grain and fertilizers	5.42	5.42	—%	—%	5.14	5.03	2%	—%
Intermodal	7.92	9.06	(13%)	(13%)	7.98	8.76	(9%)	(10%)
Automotive	30.35	31.08	(2%)	(3%)	30.13	28.24	7%	4%
Total freight revenue / RTM	7.04	7.32	(4%)	(4%)	6.98	7.03	(1%)	(3%)
Carloads (thousands) (3)
Petroleum and chemicals	166	154	8%	8%	634	636	—%	—%
Metals and minerals	253	247	2%	2%	1,002	956	5%	5%
Forest products	75	80	(6%)	(6%)	309	330	(6%)	(6%)
Coal	125	126	(1%)	(1%)	511	503	2%	2%
Grain and fertilizers	187	192	(3%)	(3%)	670	614	9%	9%
Intermodal	522	556	(6%)	(6%)	2,078	2,450	(15%)	(15%)
Automotive	60	53	13%	13%	232	208	12%	12%
Total carloads	1,388	1,408	(1%)	(1%)	5,436	5,697	(5%)	(5%)
Freight revenue / carload ($) (2)(3)
Petroleum and chemicals	5,187	5,156	1%	—%	5,039	5,077	(1%)	(3%)
Metals and minerals	2,004	2,024	(1%)	(1%)	2,044	1,999	2%	(1%)
Forest products	6,480	6,463	—%	—%	6,288	6,079	3%	1%
Coal	1,992	1,865	7%	6%	1,990	1,863	7%	5%
Grain and fertilizers	5,316	4,969	7%	7%	4,873	4,533	8%	6%
Intermodal	1,816	2,129	(15%)	(15%)	1,840	2,002	(8%)	(9%)
Automotive	4,300	4,075	6%	5%	4,073	3,832	6%	3%
Total freight revenue / carload	3,100	3,125	(1%)	(1%)	2,987	2,908	3%	1%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Constant currency for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.

6 CN | 2023 – Fourth Quarter

NON-GAAP MEASURES – UNAUDITED

In this supplementary schedule, the “Company” or “CN” refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow, adjusted debt-to-adjusted EBITDA multiple, return on invested capital (ROIC) and adjusted ROIC. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management’s perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company’s results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. These items may include:
i.operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of changes in tax laws including rate enactments, and changes in tax positions affecting prior years.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three months and year ended December 31, 2023, the Company's adjusted net income was $1,305 million, or $2.02 per diluted share, and $4,800 million, or $7.28 per diluted share, respectively. The adjusted figures for the three months and year ended December 31, 2023 exclude:
•a gain on disposal of property within the Bala Subdivision located in Markham and Richmond Hill, Ontario, Canada of $129 million, or $112 million after-tax ($0.17 per diluted share) recorded in the fourth quarter in Other income within the Consolidated Statements of Income; and
•a net deferred income tax recovery of $713 million ($1.10 per diluted share for the quarter and $1.08 per diluted share for the year) recorded in the fourth quarter resulting from tax filings consistent with a ruling that the Company received in a non-U.S. foreign jurisdiction in connection with prior taxation years.

For the three months and year ended December 31, 2022, the Company's adjusted net income was $1,420 million, or $2.10 per diluted share, and $5,134 million, or $7.46 per diluted share, respectively. The adjusted figures for the year ended December 31, 2022 exclude advisory fees related to shareholder matters of $22 million, or $16 million after-tax ($0.02 per diluted share) of which $12 million, or $9 million after-tax ($0.01 per diluted share) was recorded in the second quarter and $10 million, or $7 million after-tax ($0.01 per diluted share) was recorded in the first quarter in Other expense within the Consolidated Statements of Income.

CN | 2023 – Fourth Quarter 7

NON-GAAP MEASURES – UNAUDITED

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three months and years ended December 31, 2023 and 2022, to the non-GAAP adjusted performance measures presented herein:

	Three months ended December 31		Year ended December 31
In millions, except per share data	2023	2022	2023	2022
Net income	$2,130	$1,420	$5,625	$5,118
Adjustments:
Operating expense adjustments:
Advisory fees related to shareholder matters	—	—	—	22
Non-operating expense adjustments:
Gain on disposal of property	(129)	—	(129)	—
Tax adjustments:
Tax effect of adjustments (1)	17	—	17	(6)
Tax-deductible goodwill and related impacts (2)	(713)	—	(713)	—
Total adjustments	(825)	—	(825)	16
Adjusted net income	$1,305	$1,420	$4,800	$5,134
Diluted earnings per share	$3.29	$2.10	$8.53	$7.44
Impact of adjustments, per share	(1.27)	—	(1.25)	0.02
Adjusted diluted earnings per share	$2.02	$2.10	$7.28	$7.46
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.
(2)Relates to the impacts of recognizing the $767 million deferred income tax recovery party offset by a $54 million income tax expense on the foregone tax deductions for the 2021 and 2022 taxation years.

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three months and years ended December 31, 2023 and 2022, to the non-GAAP adjusted performance measures presented herein:

	Three months ended December 31		Year ended December 31
In millions, except percentages	2023	2022	2023	2022
Operating income	$1,818	$1,912	$6,597	$6,840
Adjustment:
Advisory fees related to shareholder matters	—	—	—	22
Total adjustment	—	—	—	22
Adjusted operating income	$1,818	$1,912	$6,597	$6,862

Operating expenses	$2,653	$2,630	$10,231	$10,267
Total adjustment	—	—	—	(22)
Adjusted operating expenses	$2,653	$2,630	$10,231	$10,245

Operating ratio	59.3%	57.9%	60.8%	60.0%
Impact of adjustment	—%	—%	—%	(0.1)%
Adjusted operating ratio	59.3%	57.9%	60.8%	59.9%

8 CN | 2023 – Fourth Quarter

NON-GAAP MEASURES – UNAUDITED

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.362 and $1.350 per US$1.00 for the three months and year ended December 31, 2023, respectively, and $1.358 and $1.301 per US$1.00 for the three months and year ended December 31, 2022, respectively. On a constant currency basis, the Company’s Net income for the three months and year ended December 31, 2023 would have been lower by $2 million ($nil per diluted share) and lower by $96 million ($0.15 per diluted share), respectively.

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three months and year ended December 31, 2023:

	Three months ended December 31				Year ended December 31
In millions, except per share data	2023	Constant currency impact	2022	% Change at constant currency Fav (Unfav)	2023	Constant currency impact	2022	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$861	$(1)	$794	8%	$3,195	$(71)	$3,229	(3%)
Metals and minerals	507	(1)	500	1%	2,048	(59)	1,911	4%
Forest products	486	(2)	517	(6%)	1,943	(55)	2,006	(6%)
Coal	249	(1)	235	6%	1,017	(14)	937	7%
Grain and fertilizers	994	(2)	954	4%	3,265	(57)	2,783	15%
Intermodal	948	—	1,184	(20%)	3,823	(45)	4,906	(23%)
Automotive	258	(1)	216	19%	945	(25)	797	15%
Total freight revenues	4,303	(8)	4,400	(2%)	16,236	(326)	16,569	(4%)
Other revenues	168	—	142	18%	592	(12)	538	8%
Total revenues	4,471	(8)	4,542	(2%)	16,828	(338)	17,107	(4%)
Operating expenses
Labor and fringe benefits	818	(2)	731	(12%)	3,150	(41)	2,935	(6%)
Purchased services and material	556	(1)	576	4%	2,254	(29)	2,191	(2%)
Fuel	569	(1)	672	15%	2,097	(69)	2,518	19%
Depreciation and amortization	463	—	451	(3%)	1,817	(25)	1,729	(4%)
Equipment rents	97	—	84	(15%)	359	(10)	338	(3%)
Other	150	—	116	(29%)	554	(13)	556	3%
Total operating expenses	2,653	(4)	2,630	(1%)	10,231	(187)	10,267	2%
Operating income	1,818	(4)	1,912	(5%)	6,597	(151)	6,840	(6%)
Interest expense	(199)	1	(153)	(29%)	(722)	23	(548)	(28%)
Other components of net periodic benefit income	119	—	124	(4%)	479	—	498	(4%)
Other income (loss)	134	—	(2)	6800%	134	—	(27)	596%
Income before income taxes	1,872	(3)	1,881	(1%)	6,488	(128)	6,763	(6%)
Income tax recovery (expense)	258	1	(461)	156%	(863)	32	(1,645)	49%
Net income	$2,130	$(2)	$1,420	50%	$5,625	$(96)	$5,118	8%
Diluted earnings per share	$3.29	$—	$2.10	57%	$8.53	$(0.15)	$7.44	13%
CN | 2023 – Fourth Quarter 9

NON-GAAP MEASURES – UNAUDITED

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and combinations and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three months and years ended December 31, 2023 and 2022, to the non-GAAP free cash flow presented herein:

	Three months ended December 31		Year ended December 31
In millions	2023	2022	2023	2022
Net cash provided by operating activities	$2,413	$2,272	$6,965	$6,667
Net cash used in investing activities	(1,190)	(937)	(3,468)	(2,510)
Net cash provided before financing activities	1,223	1,335	3,497	4,157
Adjustments:
Business acquisitions and combinations (1)	390	—	390	—
Cash income taxes for merger transaction-related payments and cash receipts (2)	—	—	—	102
Total adjustments	390	—	390	102
Free cash flow	$1,613	$1,335	$3,887	$4,259
(1)Relates to the acquisition of the shares of Iowa Northern Railway Company for $312 million and the business combination of Cape Breton & Central Nova Scotia Railway for $78 million. See Note 3 – Business acquisitions and combinations to the Company's unaudited Interim Consolidated Financial Statements for additional information.
(2)Relates to income tax payments of $102 million for KCS merger transaction-related payments and cash receipts.

10 CN | 2023 – Fourth Quarter

NON-GAAP MEASURES – UNAUDITED

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the Adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the years ended December 31, 2023 and 2022, respectively, to adjusted debt and adjusted EBITDA, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the year ended December 31,	2023	2022
Debt		$18,473	$15,429
Adjustments:
Operating lease liabilities, including current portion (1)		415	466
Pension plans in deficiency (2)		362	353
Adjusted debt		$19,250	$16,248
Net income		$5,625	$5,118
Interest expense		722	548
Income tax expense		863	1,645
Depreciation and amortization		1,817	1,729
Operating lease cost (3)		149	142
Other components of net periodic benefit income		(479)	(498)
Other loss (income)		(134)	27
Adjustment:
Advisory fees related to shareholder matters (4)		—	22
Adjusted EBITDA		$8,563	$8,733
Adjusted debt-to-adjusted EBITDA multiple (times)		2.25	1.86
(1)Represents the present value of operating lease payments.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(4)Relates to advisory fees related to shareholder matters recorded in Other expense within the Consolidated Statements of Income.
CN | 2023 – Fourth Quarter 11

NON-GAAP MEASURES – UNAUDITED

ROIC and adjusted ROIC

ROIC and adjusted ROIC are useful measures for management and investors to evaluate the efficiency of the Company's use of capital funds and allow investors to assess the operating and investment decisions made by management. The Company calculates ROIC as return divided by average invested capital, both of which are non-GAAP measures. Return is defined as Net income plus interest expense after-tax, calculated using the Company's effective tax rate. Average invested capital is defined as the sum of Total shareholders' equity, Long-term debt and Current portion of long-term debt less Cash and cash equivalents, and Restricted cash and cash equivalents, averaged between the beginning and ending balance over the last twelve-month period. The Company calculates adjusted ROIC as adjusted return divided by average invested capital, both of which are non-GAAP measures. Adjusted return is defined as adjusted net income plus interest expense after-tax, calculated using the Company's adjusted effective tax rate. Return, average invested capital, ROIC, adjusted return and adjusted ROIC do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of Net income and adjusted net income to return and adjusted return, respectively, as well as the calculation of average invested capital, which have been used to calculate ROIC and adjusted ROIC:

In millions, except percentage	As at and for the year ended December 31,	2023	2022
Net income		$5,625	$5,118
Interest expense		722	548
Tax on interest expense (1)		(177)	(133)
Return		$6,170	$5,533
Average total shareholders' equity		$20,751	$22,064
Average long-term debt		15,253	13,175
Average current portion of long-term debt		1,699	783
Less: Average cash, cash equivalents, restricted cash and restricted cash equivalents		(879)	(1,088)
Average invested capital		$36,824	$34,934
ROIC		16.8%	15.8%
Adjusted net income (2)		$4,800	$5,134
Interest expense		722	548
Tax on interest expense (3)		(177)	(133)
Adjusted return		$5,345	$5,549
Average invested capital		$36,824	$34,934
Adjusted ROIC		14.5%	15.9%
(1)The effective tax rate, defined as income tax expense as a percentage of income before income taxes, used to calculate the tax on interest expense for 2023 was 24.5% (2022 - 24.3%). Due to the significantly lower effective tax rate reported by the Company in 2023, tax on interest expense for 2023 was calculated using an adjusted effective tax rate.
(2)This Non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Adjusted performance measures for an explanation of this non-GAAP measure.
(3)The adjusted effective tax rate is a non-GAAP measure, defined as Income tax expense, net of tax adjustments as presented in Adjusted performance measures as a percentage of Income before taxes, net of pre-tax adjustments as presented in Adjusted performance measures. This measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies. The adjusted effective tax rate used to calculate the adjusted tax on interest expense for 2023 was 24.5% (2022 - 24.3%).

12 CN | 2023 – Fourth Quarter